T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany


06013682

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA



Your ref.
Our ref. Investor Relations
Telephone +49 6151 680-2931
Date May, 11 2006
Subject T-Online International AG First Quarter Report 2006

SUPPL

To whom it may concern:

Please find enclosed T-Online International AG's first quarter 2006 report. The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL



Enclosure

T-Online International AG
Address T-Online-Allee 1, 64295 Darmstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641
VAT ID number DE 191 156 693

Group Report.

January 1 to March 31, 2006.


Q1
2006

T - - Online

Highlights.

Highlights documenting the strong growth of T-Online's business in Q1 2006:

- Record growth in German customer base: 413,000 new DSL tariff customers represent 38.1 percent growth from March 31, 2005
- DSL tariff customer base in **Rest of Europe segment** grown 75.2 percent from March 31, 2005
- Consolidated net revenues up 15.0 percent from Q1 2005
- Total revenues accounted for by **Rest of Europe segment** up from 11.7 percent in Q1 2005 to 15.1 percent in Q1 2006
- Group EBIDTA well up on Q4 2005
- www.t-online.de portal scored over two billion page impressions in March
- Continued focus on triple play: Readying for market launch of "T-Home" in Germany and full triple-play products at European level in France and Spain

Growth drivers Millions of €

	First quarter 2006	First quarter 2005	Change (%)	Fourth quarter 2005
Net revenues, T-Online Group	585.2	508.8	15.0	551.7
Germany segment	500.7	452.5	10.7	472.0
Rest of Europe segment	88.6	59.7	48.4	84.5
DSL tariff customers, T-Online Group	5.59	3.94	42.0	5.09
Germany segment	4.87	3.52	38.1	4.45
Rest of Europe segment	0.72	0.41	75.2	0.64

Productivity and balance sheet figures Millions of €

	First quarter 2006	First quarter 2005	Change (%)	Fourth quarter 2005
Net revenues per employee (€ thousand)	175	167	4.4	168
Shareholders' equity	5 959.6	5 836.4	n.a.	5 941.9
Monetary assets	4 200.7	4 222.6	n.a.	4 183.8

Income statement figures Millions of €

	First quarter 2006	Fourth quarter 2005	Change (%)	First quarter 2005
Net revenues, T-Online Group	585.2	551.7	6.1	508.8
Gross margin	361.2	356.2	1.4	338.1
EBITDA	89.3	64.0	39.6	87.9
EBITDA margin (%)	15.3	11.6		17.3

Contents.

1. Business trends for the Group and its segments.

First quarter 2006 key business trends.
In the first three months of 2006, T-Online systematically continued its strategy of establishing an innovative and sustainable position in the dynamic broadband market.

The basic T-Online strategy was set out clearly in November 2004: The key objective is to implement a triple-play strategy consisting of Internet access, communications services and entertainment in both our home market Germany and on a European level in the attractive growth markets of France and Spain. In fiscal 2005, the focus was initially on laying the foundations for triple play with the introduction of a double-play offering in Germany, the increased expansion of our DSL tariff customer base, and the establishment of our own network infrastructure in France and Spain. In summary—and as announced beforehand—2005 was therefore a "year of investment" to create the necessary framework for triple play. This investment was carried out systematically and according to plan in Germany, France and Spain.

Strategic thrusts: Clear orientation in dynamic competitive environment.


Strategic thrust
Strengthen German core business
Strategic thrust
Expand/develop verticals and "Rest of Europe"
Defend existing core business
Tariffs
VoIP
Expand core business through new business models
"T-Home"
Develop options for future growth
Verticals
Musicload
Gamesload
Scout24
Rest of Europe
Club Internet
ya.com

Core business moving forward to triple play.
Following the introduction of double-play products combining Internet access with DSL telephony (voice over IP) last year, T-Online will continue down the road to triple play in Germany in fiscal 2006 with the launch of T-Home, comprising Internet access, DSL telephony and entertainment services such as IPTV. In France and Spain, complete triple-play products will be introduced in fiscal 2006.

Massive DSL tariff customer base the foundation for successful launch of T-Home.
T-Online's large DSL tariff customer base represents the foundation for the successful delivery of T-Home and for attaining broad customer reach for the envisaged products. In the first quarter of 2006, T-Online further grew its own DSL tariff customer base with half a million new customers in the Group. In the **Germany segment**, 413,000 new DSL tariff customers opted for T-Online in the first quarter of 2006. Compared with March 31, 2005, the DSL tariff customer base rose by 1.3 million. At March 31, 2006, the company had 4.87 million DSL tariff customers in Germany, compared with 3.52 million on March 31, 2005—a rise of 38.1 percent. In the **Rest of Europe segment**, the DSL tariff customer base grew from 413,000 on March 31, 2005 to 724,000 on March 31, 2006—marking an increase of 75.2 percent.

Success in attracting new DSL tariff customers generates added revenue growth.

The gratifying rise in customer numbers was also reflected in revenue. In the first quarter of 2006, T-Online again achieved double-digit revenue growth compared with the prior-year quarter. Whereas Group revenues in the first quarter of 2005 were €508.8 million, T-Online recorded revenues of €585.2 million in the first quarter of 2006—an increase of €76.4 million or 15.0 percent. As a result of the expansive strategy in the dynamic markets of France and Spain, the **Rest of Europe segment** continued to perform positively. With revenues of €88.6 million, our international business accounted for 15.1 percent of total Group revenues in the first quarter of 2006, compared with 11.7 percent in the prior-year quarter.

Germany.


452.5
500.7
Q1 05
Q1 06
Revenues in € million
295 000
413 000
Q1 05
Q1 06
Net new DSL tariff customers

Rest of Europe.


59.7
88.6
Q1 05
Q1 06
Revenues in € million
54 000
88.000
Q1 05
Q1 06
Net new DSL tariff customers

T-Home prototype presented at CeBIT.

T-Online continued its move towards innovative broadband services in the first quarter of 2006. In Germany, T-Online customers can already enjoy the advantages of high-speed Internet access in combination with DSL telephony and attractive entertainment in the form of Video on Demand. In the access sector, the product portfolio was further expanded in the first quarter. Alongside the introduction of the special DSL flat rate "T-Online dsl flat profi", targeted at business customers and addressing the specific needs of this clientele, the T-Online DSL tariffs have also been made ready for the bandwidths of Deutsche Telekom AG's new connection option T-DSL 16000, which is to be marketed from mid-May 2006. In the area of communications services, the existing double-play offering was enhanced in line with market needs by the addition of a flexible video component to the DSL telephony offerings. In addition, the Internet telephone is now able to call contacts directly from the e-mail program Microsoft Outlook. In the entertainment sector, the existing video on demand offering was widened: The film library now comprises some 1,300 titles of all genres, including 600 Hollywood blockbusters. Over 100,000 downloads per month show that the service is being well received. In the course of fiscal 2006, the entertainment offering is to be expanded into a complete TV experience by the addition of further formats. T-Online unveiled a prototype of the future package at the CeBIT 2006 show: As well being able to receive digital TV stations via the Internet (IPTV) and many new special-interest channels, the TV offering will be enhanced by services such as an electronic program guide and timeshift viewing. The offerings are to be marketed to customers in line with the expansion of Deutsche Telekom's VDSL network.

T-Online pressed ahead with the development of the future product T-Home in the first quarter of 2006. The entertainment component is being expanded as planned in the direction of IPTV. Partnerships such as the collaboration agreed with ProSiebenSat1 in March will enable T-Online to integrate prominent broadcasters into the service. T-Online's negotiations with numerous other eminent partners, such as RTL, are already at

an advanced stage. The collaboration agreed with Microsoft by Deutsche Telekom AG lays the foundation for T-Online to use the MSTV IPTV platform as a basis for IPTV. T-Online is thus positioning itself as a digital distribution platform, attractive to customers and cooperation partners alike.

Rest of Europe segment: Preparing the launch of triple play.

In the **Rest of Europe segment**, preparations for a complete triple-play offering were in full swing during the first quarter. The two T-Online subsidiaries in France and Spain are also backing Microsoft's IPTV as the technical platform for the offering.

In France, T-Online France has already introduced an Internet access service with up to 24 Mbit/s based on its own modern ADSL2+ network, which since last year has been systematically expanded in line with the triple-play strategy. With attractive pricing and additional service components such as a free hotline, T-Online France is positioning itself as a partner for customers in the French broadband market.

In Spain, Ya.com has launched an ADSL2+ Internet access service with up to 20 Mbit/s, also based on its own modern network infrastructure. Ya.com took over the Spanish network operator Albura last year in order to build up its own network infrastructure and has meanwhile successfully integrated the company.

Serving the market internationally with triple-play products allows T-Online to apply a Group-wide strategy and reap synergies along the way. Key assets in this regard include international cooperation with reputable partners like Microsoft and expertise transfer between markets. On the products side, implementing the triple-play strategy internationally permits up to 70 percent standardization, the remaining 30 percent being accounted for by local product specification (such as for content).

Synergies from pan-European cooperation. Group-wide standardization boosts efficiency.


International technology management
Joint technology and partner portfolio management
reaps synergies internationally by combined procurement
Flexible international system architecture
permits joint development of platform components while taking local market needs into account
International IT service management
permits joint operation of platform components
Standard pan-European platform
Up to 70 percent of technical platform for triple-play offerings standardized across Group
Remaining 30 percent: product adaptation and national content meeting local market needs
Efficiency gains and improved innovation transfer

Verticals: Expansion of Musicload and Gamesload offerings.

Another pillar of the T-Online business strategy is its customer-specific approach to developing attractive growth markets by means of independent consumer brands (verticals).

At CeBIT 2006, Musicload unveiled its new collaboration with Samsung: The Korean manufacturer's mobile music player YP-Z5, branded Musicload, offers a particularly convenient way of playing tracks purchased at www.musicload.de. Musicload is thus focusing increasingly on cooperation partners who work with Microsoft's Digital Rights Management technology. The download portal thus offers users guidance in purchasing hardware. In addition, Musicload announced at CeBIT that it was adding a subscription service to its existing offerings. This is in response to changing customer requirements: Many consumers wish to use recommendation tools and communicate with other users. The planned subscription service "Musicload nonstop" takes these new customer needs into account. After introduction of the service, subscribers will be able to listen to all the titles available on Musicload in full length and as often as they like in return for a monthly charge—but without buying them. Users will be able to select the songs they want from the full repertoire and add them to a personal play list. They can then publish their play lists and listen to those of others.

Musicload continued to improve on its download figures in the first quarter of 2006 from 3.3 to 3.8 million, asserting itself as a leader in the digital music selling business.

Gamesload, the digital online shop for PC games, has also become successfully established in the market and is being further selectively expanded. By mid-2006, over 500 titles are to be available in the "Casual Games" area alone, appealing increasingly to occasional gamers. T-Online's main portal, www.t-online.de, also generated very strong growth in the period under review. The latest statistics from the independent German audit bureau of circulations, IVW, report over two billion page impressions for the www.t-online.de portal in March 2006. T-Online has thus consolidated its lead among IVW-monitored Web sites. Its reach of 14.20 million unique users per month also put T-Online among the leaders in the AGOF online research group's "internet facts" survey 2005-III. T-Online continuously improves the portal to offer users a focused range of attractive content and personalizable services. The portal's broad reach and intense use demonstrate the excellent customer response to this strategy. The strong appeal of the T-Online portal also makes it a high-quality choice for advertising partners. Many big-name customers value the T-Online portal as an attractive option for online advertising, offering not only broad reach but crucially also the ability to target specific audiences through thematic sub-portals.

Consolidated net revenues up 15 percent.

T-Online generated total consolidated revenues of €585.2 million in the first quarter of 2006, an increase of €76.4 million or 15.0 percent compared with the prior-year quarter (Q1 2005: €508.8 million). Revenues in the **Germany segment** were up from €452.5 million in the first quarter of 2005 to €500.7 million in the first quarter of 2006. The key growth drivers here were combined DSL packages, expansion of the DSL tariff customer base and higher advertising/B2B revenues.

International business gaining momentum: 48.4 percent revenue growth from prior-year period.

The **Rest of Europe segment** also contributed substantially to overall revenue growth. Revenues in this segment increased by €28.9 million or 48.4 percent compared with the prior-year quarter, from €59.7 million to €88.6 million. The share of revenue accounted for by the **Rest of Europe segment** thus increased in the first quarter of 2006 to 15.1 percent, from 11.7 percent in the prior-year quarter.

The table below presents revenues by segment:

Millions of €

	First quarter 2006	First quarter 2005	Fourth quarter 2005
Germany segment	**500.7**	**452.5**	**472.0**
Subscription fees	292.9	257.6	273.3
Usage fees	108.7	119.5	109.5
Advertising/B2B	99.1	75.4	89.2
Portal agreement with Deutsche Telekom AG	37.0	37.0	37.0
Remainder of Germany segment	62.1	38.4	52.2
Rest of Europe segment	**88.6**	**59.7**	**84.5**
Subscription fees	55.4	42.1	51.0
Usage fees	17.2	8.7	14.6
Advertising/B2B	16.0	8.9	18.9
Consolidation	(4.1)	(3.4)	(4.8)
Group	**585.2**	**508.8**	**551.7**
Subscription fees	348.2	299.7	324.3
Usage fees	125.9	128.1	124.0
Advertising/B2B	111.1	81.0	103.4
Portal agreement	37.0	37.0	37.0
Remainder	74.1	44.0	66.4

Subscription fees up 16.2 percent across Group.

Subscription fees increased throughout the Group by €48.5 million or 16.2 percent compared with the first quarter of 2005. This mostly reflects growth in the DSL tariff customer base in the **Germany segment**, and in particular within this segment to the successful marketing of combined DSL packages. An additional 672,000 customers ordered combined DSL packages during the first quarter of 2006. Overall, T-Online International AG increased its DSL tariff customer base by 1.3 million, from 1.1 million as of March 31, 2005. The growth in the DSL tariff customer base was thus stronger than in the previous year despite increasingly fierce competition. T-Online owes part of its success in serving the broadband market to the provision of content specifically tailored to use with broadband access.

Subscription fees in the **Rest of Europe segment** increased by 31.4 percent compared with the first three months of 2005. As in the **Germany segment**, much of the rise was accounted for by strong growth in the DSL tariff customer base. The number of DSL tariff customers increased by some 88,000 over the first three months of 2006, compared with about 54,000 more broadband customers in the first quarter of 2005. The DSL tariff customer base grew by a total of 311,000 compared with March 31, 2005.

As in 2005, usage fee revenues were down in the first quarter both in the **Germany segment** and the Group as a whole. Due to T-Online's deliberate efforts to migrate customers to higher-value subscription fees, the increase in subscription fees has been accompanied by a budgeted-for drop in usage fees.

Advertising/B2B revenues successfully increased.

Advertising/B2B revenues increased by 37.1 percent across the Group as a whole compared with the first quarter of 2005. In the **Germany segment**, Advertising/B2B revenues were up €23.7 million from the first quarter of 2005. The upward trend in the online advertising market continued through the first quarter of 2006. Producers of branded goods in particular are making the Internet part of their media mix. The T-Online portal now offers above-the-line advertisers even more efficient opportunities to reach specific target groups, especially through the new user-centric advertising (UCA) approach to targeting launched in the fall of 2005. Among the top brands now benefiting from the advantages of online advertising are Dresdner Bank, ZEWA, Casio and Lorenz Snack-World, all of which have signed marketing cooperation agreements with T-Online. With its broad-reach portals, high-quality customer base and InteractiveMedia—Germany's leading online marketers[1]—T-Online has a strong position in this growth market. The combination of broad reach and high-quality editorial content is increasingly proving its worth on the market.

Advertising/B2B revenues likewise increased compared with the first quarter of the prior-year in the **Rest of Europe segment**, with revenue growth of 79.4 percent. The increase was largely due to the acquisition of Albura, which apart from network operations also offers business services such as network management, engineering services and IP services (hosting, VPNs, etc.).

Group EBITDA increased.

T-Online increased EBITDA by €1.4 million in the period under review compared with the first quarter of 2005 and by no less than €25.3 million compared with the fourth quarter of 2005. EBITDA in the **Germany segment** came to €109.1 million, up from €100.8 million in the first quarter of 2005 and €102.9 million in the fourth quarter. EBITDA in the **Rest of Europe segment** was negative, at minus €20.7 million—a €16.9 million improvement on the fourth quarter 2005 figure of minus €37.6 million and a €5.5 million decrease from the first quarter figure of €15.2 million. The decrease in EBITDA in the **Rest of Europe segment** is mostly due to the planned aggressive marketing strategy and the expansion of network infrastructure.

The gross margin increased by €5.0 million compared with the fourth quarter of 2005. Comparing the first quarter of 2006 with the prior-year period, the gross margin for the Group as a whole increased by €23.1 million or 6.9 percent.

Goods and services purchased increased across the Group both on a year-on-year basis and compared with the fourth quarter of 2005. The rise in goods and services purchased in the **Rest of Europe segment** is a result of growth in the customer base and spending to expand the network infrastructure in France and Spain. In the **Germany segment**, the increase in goods and services purchased compared with the fourth quarter of 2005 reflected the increased numbers of customers opting for combined DSL packages.

Selling costs totaled €224.2 million, a seasonal decrease of €32.0 million compared with the fourth quarter of 2005 but a €49.0 million increase in comparison with the first quarter of 2005. Selling costs mostly relate to customer recruitment and customer care. In the **Germany segment**, the increase mainly stems from promotional campaigns for combined DSL packages. The success of these campaigns is demonstrated by the strong growth in the DSL tariff customer base. The higher promotional expenditure also relates to increased advertising for entertainment services such as Musicload. The larger numbers of new customers also meant higher sales commissions. The increase was partly offset by €13.7 million in reversals of accruals. In the **Rest of Europe segment**, the French and Spanish subsidiaries likewise reported higher selling costs due to aggressive marketing. This included prominent advertising in the French media for the current double-play package consisting of Internet access and voice over IP together with full local loop unbundling. As in Germany, the success of these marketing efforts is borne out by strong growth in DSL tariff customer numbers.

Administrative costs decreased compared with both the first and the fourth quarter of 2005. Most of the change is accounted for by €7.5 million in reversals of accruals.

Other income mostly consists of refunds relating to past years and jointly incurred project costs recovered from other Group companies. Consolidated operating profit was €1.0 million, an improvement of €7.9 million on the fourth quarter of 2005, operating profit was down by €55.9 million. This partly reflected capital expenditure under the strategic reorientation announced in November 2004 to develop T-Online into a triple-play provider in Germany and to expand its networks in the **Rest of Europe segment**. Successful

[1] Quelle: Arbeitsgemeinschaft Online Forschung (AGOF) Internet facts 2005-III

expansion of the DSL tariff customer base is critical for T-Online to reach as many customers as possible with its triple-play products. For this reason, T-Online is investing particularly heavily in targeted sales and advertising campaigns to recruit new customers. This expenditure is naturally reflected in operating profit, which compared with the first quarter of 2005 was brought down by higher amortization charges following the capitalization of customer recruitment costs. Operating earnings in the **Germany segment** were €37.0 million, down €84.1 million from the first quarter of 2005 and €44.9 million from the fourth quarter. Operating earnings in the **Rest of Europe segment** were negative, at minus €36.9 million—down from the first quarter 2005 figure of minus €27.4 million but an improvement on the fourth quarter figure of minus €52.6 million. Paralleling the situation with amortization in Germany, expansion of the network infrastructure in France and Spain led to a planned increase both in goods and services purchased and in the depreciation and amortization charges included in functional cost items in the **Rest of Europe segment.**

Asset and capital structure characterized as before by high equity ratio and strong liquidity.

Key figures from the Group balance sheet are shown in the table below.

Millions of €

	Mar. 31, 2006	Dec. 31, 2005
Total assets	6 625.8	6 549.7
Shareholders' equity	5 959.6	5 941.9
Goodwill	1 248.2	1 248.2
Monetary assets	4 200.7	4 183.8

T-Online's total assets increased by €76.1 million compared with December 31, 2005, to €6,625.8 million. Most of the increase on the assets side is accounted for by additions to property, plant and equipment and intangible assets, due largely to network expansion as part of the growth strategy in France and partly to customer recruitment.

Most of the increase on the liabilities side consists of a rise in trade accounts payable to Deutsche Telekom.

The equity ratio was 89.9 percent as of March 31, 2006—a slight decrease from the December 31, 2005 figure of 90.7 percent. The €17.7 million increase in shareholders' equity was smaller than the €76.1 million increase in total assets, resulting in the diminished equity ratio.

As of March 31, 2006, Deutsche Telekom AG held 90.14 percent of T-Online International AG's subscribed capital.

Non-current assets are matched by long-term financial resources (shareholders' equity and non-current liabilities).

Short-term liabilities totaled €577.1 million as of the balance sheet date, up from €532.0 million at December 31, 2005. This compares with short and medium-term investments totaling €2,450.7 million, down from €2,466.8 million as of December 31, 2005.

T-Online's monetary assets of €4,200.7 million (compared with €4,183.8 million at December 31, 2005) consist of fixed-term deposits with Deutsche Telekom AG (€4,030.5 million), a nega-

tive balance of €17.7 million on clearing accounts with Deutsche Telekom AG, and cash in banks (€187.9 million).

Monetary assets thus increased by €16.9 million compared with December 31, 2005. The increase represents the balance of €149.7 million in net cash provided by operating activities and €132.8 million in cash flow used for operational capital expenditure adjusted for changes in maturities of short-term investments. This compares with a €133.1 million cash outflow for capital expenditure on intangible assets and property, plant and equipment and a €0.3 million cash inflow from disposals of non-current assets.

The €149.7 million cash flow provided by operating activities mainly comprises €89.3 million in EBITDA generated in the first quarter and €54.1 million cash provided by changes in working capital and pension provisions, mostly resulting from increased trade accounts payable to Deutsche Telekom. The €132.8 million net cash used for operational capital expenditure was financed in its entirety out of cash provided by operating activities.

Workforce development and personnel costs.

The average number of T-Online employees compared with the previous year has developed as follows:

	First quarter 2006	First quarter 2005	2005
Germany	2 209	2 209	2 225
Rest of Europe	1 142	831	1 006
Group	**3 351**	**3 040**	**3 231**

The 10.2 percent rise in the average number of employees compared with the prior-year period is due to the inclusion of Spanish subsidiary Albura in the consolidated financial statements since July 1, 2005 and to increases in the workforce in the **Rest of Europe segment**.

Personnel costs for the period under review were €55.2 million (prior-year period: €49.6 million). Revenue per employee increased from €167,000 in the first quarter of 2005 to €175,000 in the first quarter of 2006.

Stock options held by members of the Board of Management and employees.

The 2000 stock option plan terminated on July 6, 2005. This plan for members of the Board of Management and for specialists and managers working for the company or its subsidiaries had been adopted by resolution of an Extraordinary Shareholders' Meeting of T-Online International AG held prior to the initial public offering in April 2000. All outstanding stock options under the plan lapsed irrevocably on the termination date, without substitution or compensation.

The 2001 Shareholders' Meeting approved a new, premium priced stock option plan with a 25 percent premium. Options are issued over a five-year period and are valid for ten years. No more than half the options granted to a participant are eligible

for exercise after a two-year lockup period expires, and all are eligible for exercise after a three-year lockup. The first tranche of options was issued on August 13, 2001, and the second on July 15, 2002. The Board of Management resolved not to issue a tranche in 2003. No further tranches will be issued under the 2001 stock option plan. The 2004 Shareholders' Meeting revoked the Board of Management's and Supervisory Board's authority to issue further options under the 2001 stock option plan and partly withdrew the existing conditional capital.

Summary figures for options under the 2001 plan are provided in the table below.

	2001 stock option plan (thousands)
Outstanding stock options on Jan. 1, 2006	3 551
Granted	0
Exercised	0
Expired	32
Outstanding stock options on Mar. 31, 2006	3 519

Further information on the option plans is available in the 2005 Annual Report starting on page 119.

As of March 31, 2006 members of T-Online International AG's Board of Management held options to purchase T-Online stock as follows: Ms. Veronika Altmeyer held 64,635 options, Mr. Rainer Beaujean 68,805 options, Mr. Burkhard Graßmann 90,350 options and Mr. Andreas Kindt 21,267 options; Mr. Jens Becker and Mr. Thomas Hille did not hold any options. The entire Board of Management decided to dispense with the allocation of the 2003 tranche.

Mid-term incentive plan.

T-Online introduced its first mid-term incentive plan (MTIP 2004) for members of the Board of Management and top managers in 2004. This replaced the equity-based compensation system implemented in the stock option plan. A similar mid-term incentive plan has been adopted in 2005 (MTIP 2005). The plans have a duration of 3 years each. The MTIP is a cash-based plan tied to two equally weighted share price-based performance indicators. If both performance targets are met, the full award is paid out. If one is attained, 50 percent of the award is paid out. If neither is met, there is no payout.

The absolute performance target is an increase of at least 30 percent in the T-Online stock price by the end of the plan (December 31, 2006 for MTIP 2004 and December 31, 2007 for MTIP 2005). The relative performance target is attained if the T-Online stock price outperforms the TecDAX index over the term of the plan.

The accounting provision established for the two plans totaled €0.1 million as of March 31, 2006.

Further information on this topic is provided on page 121 of the 2005 Annual Report.

2. Outlook.

T-Online believes that the growing percentage of broadband Internet connections and the increasing convergence of business models will result in rising demand for double-play offerings which combine Internet access with voice over IP telephony, or triple-play offerings which add entertainment services such as TV over DSL to the equation.

Based on this assessment, T-Online placed its strategic focus on triple play in November 2004. In 2005, the company implemented the first measures, notably by investing in customer recruitment and in network infrastructure in the dynamic growth markets of France and Spain. 2006 will mark the next milestone in the implementation of T-Online's triple-play strategy. On its home market of Germany, T-Online will launch T-Home, and in mid-2006 T-Online will bring triple-play offerings onto the market in France and Spain, based on its own network infrastructures. T-Home will be available in the VDSL expansion areas of Deutsche Telekom AG. In the DSL access sector, T-Online will develop its tariffs in line with the market and also offer tariffs for Deutsche Telekom's new connection option T-DSL 16000, available from May. In the entertainment sector, T-Online plans to expand its collaborations with renowned partners in order to optimize its offering of attractive on-demand entertainment content.

As well as implementing its triple-play core-business strategy in Germany, France and Spain, T-Online is pursuing the strategic objective of developing future growth in selected innovative markets by means of specific consumer brands (verticals). Here, too, T-Online intends to expand its existing offering in line with market demand and establish an early presence in high-potential market segments.

T-Online's overall strategic focus centers on quality while maintaining the critical balance between price and performance. Its renewed acclaim as test winner among 15 Internet service providers[2] shows that T-Online is on the right track. This excellent outcome was based on top marks in DSL connection, basic services and enhanced services categories.

3. Merger with Deutsche Telekom AG.

Several shareholders have filed lawsuits with the Darmstadt regional court challenging the validity of the resolution approving the merger agreement of March 8, 2005 between T-Online International AG and Deutsche Telekom AG adopted at the T-Online International AG Shareholders' Meeting on April 29, 2005. Because of these suits, the merger has not yet been recorded in the Commercial Register. The suits are due to be heard on October 24, 2006.

T-Online International AG filed for release proceedings and applied for a court ruling stating that the suits do not represent an impediment to the merger being registered. Following the rejection of these motions by the Darmstadt regional court, T-Online International AG filed a complaint with the higher regional court in Frankfurt am Main on December 9, 2005 against the decision of the regional court. In a ruling issued on February 8, 2006, this complaint was upheld by the higher regional court in Frankfurt. The ruling corrects the decision of the Darmstadt regional court and states that the lawsuits underlying the dispute do not represent an impediment to the merger with Deutsche Telekom AG being recorded in the Commercial Register. The higher regional court stated that judicial review applications may be filed against its ruling. A small number of shareholders have now taken advantage of this option. Their appeals are currently pending before the German Federal Court of Justice.

[2] In the Stiftung Warentest consumer magazine, issue 5/2006.

4. Performance of the T-Online stock price.

The first quarter of 2006 was dominated by the ongoing merger under which T-Online International AG is to be absorbed by Deutsche Telekom AG. For the majority of the period, T-Online's stock price moved in step with that of Deutsche Telekom. The exchange ratio for the planned merger having been set since March last year and Deutsche Telekom's 90 percent-plus stake in T-Online resulted in relatively moderate trading on the stock market. The T-Online stock price held up above the €8.00 mark at the beginning of the first quarter of 2006 and reached its high-point for the quarter at €8.37 in the second week of January (January 9, 2006). For the remainder of the quarter, T-Online stock traded at below €8.00. The average price over the period was €7.97, with an average of 310,441 shares traded per day.

Following the announcement of the Frankfurt higher regional court's decision on February 9, 2006, T-Online stock was heavily traded on Xetra, with over 1.6 million shares changing hands by close of business on the same day. The T-Online stock price was €7.84 at close of trading on the March 31, 2006 reporting date.

Performance of the T-Online stock price.


130
120
110
100
90
80
January 06
February 06
March 06
T-Online (Xetra)
Deutsche Telekom (Xetra)
TecDAX

5. Accounting policies.

T-Online International AG's interim reporting complies with IAS 34 (Interim Financial Reporting). T-Online International AG applies the International Financial Reporting Standards (IFRS). Its accounting policies remain unchanged from 2005. Unlike the previous year, in accordance with IAS 34, certain items in the balance sheet and cash flow statement are combined to improve clarity of presentation.

Consolidated balance sheet Millions of €

	Mar. 31, 2006	Dec. 31, 2005
ASSETS		
Non-current assets		
Goodwill	1 248.2	1 248.2
Other intangible assets	288.7	251.4
Property, plant and equipment	219.1	212.1
Investments in Group companies	0.1	0.0
Investments in associated companies	64.5	65.3
Other financial assets	5.9	5.9
Receivables from Group companies	1 750.0	1 717.0
Deferred tax assets	249.2	241.1
	3 825.7	**3 741.0**
Current assets		
Inventories	2.4	1.8
Trade and other receivables	248.7	237.2
Receivables from Group companies	2 311.9	2 366.1
Income tax receivables	48.6	27.4
Marketable securities	0.6	0.6
Cash in banks / petty cash	187.9	175.6
	2 800.1	**2 808.7**
	6 625.8	**6 549.7**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Equity and reserves attributable to T-Online International AG shareholders	5 954.5	5 937.2
Minority interests	5.1	4.7
	5 959.6	**5 941.9**
Non-current liabilities		
Provisions for pensions and similar obligations	19.2	17.7
Deferred tax liabilities	69.9	58.1
	89.1	**75.8**
Current liabilities		
Other short-term provisions	23.0	32.0
Payables to Group companies	134.1	88.4
Trade and other payables	403.2	392.4
Income tax liabilities	16.8	19.2
	577.1	**532.0**
	6 625.8	**6 549.7**

Consolidated statement of shareholders' equity

	Subscribed capital	Subscribed capital	Additional paid-in capital	Revenue reserves	Currency translation adjust-ments	Revaluation of financial instruments	Group net income (loss)	Total	Minority interests in share-holders' equity	Total share-holders' equity
	Number of shares (thousands)	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Miillions of €
Balance as of Jan. 1, 2005	**1 223 890**	**1 223.9**	**5 775.8**	**(1 519.1)**	**(0.9)**	**0.0**	**300.4**	**5 780.1**	**3.1**	**5 783.2**
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Changes not recognized in profit or loss	0	0.0	0.0	300.4	0.0	0.0	(300.4)	0.0	0.0	0.0
Profit before taxes, Jan. 1-Mar. 31, 2005	0	0.0	0.0	0.0	0.0	0.0	53.0	53.0	0.1	53.1
Balance as of Mar. 31, 2005	**1 223 890**	**1 223.9**	**5 775.8**	**(1 218.7)**	**(0.9)**	**0.0**	**53.0**	**5 833.1**	**3.3**	**5 836.4**
Currency translation adjustments	0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	0.0	(0.1)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Capital contributions	0	0.0	3.8	0.0	0.0	0.0	0.0	3.8	0.0	3.8
Dividends paid	0	0.0	0.0	(49.0)	0.0	0.0	0.0	(49.0)	0.0	(49.0)
Profit before taxes, Apr. 1-Dec. 31, 2005	0	0.0	0.0	0.0	0.0	0.0	149.4	149.4	1.3	150.7
Balance as of Dec. 31, 2005/ Jan. 1, 2006	**1 223 890**	**1 223.9**	**5 779.6**	**(1 267.7)**	**(1.0)**	**0.0**	**202.4**	**5 937.2**	**4.7**	**5 941.9**
Currency translation adjustments	0	0.0	0.0	0.0	(0.4)	0.0	0.0	(0.4)	0.0	(0.4)
Changes not recognized in profit or loss	0	0.0	0.0	202.4	0.0	0.0	(202.4)	0.0	0.0	0.0
Profit before taxes, Jan. 1–Mar. 31, 2006	0	0.0	0.0	0.0	0.0	0.0	17.7	17.7	0.4	18.1
Balance as of Mar. 31, 2006	**1 223 890**	**1 223.9**	**5 779.6**	**(1 065.3)**	**(1.4)**	**0.0**	**17.7**	**5 954.5**	**5.1**	**5 959.6**

Consolidated statement of income Millions of €

	First quarter 2006	Fourth quarter 2005	First quarter 2005
Net revenues	**585.2**	**551.7**	**508.8**
Goods and services purchased	224.0	195.5	170.7
Gross margin	**361.2**	**356.2**	**338.1**
Other cost of sales	134.8	111.3	78.7
Gross profit	226.4	244.9	259.4
Selling costs	224.2	256.2	175.2
Administrative costs	21.7	27.9	31.0
Other operating income	21.3	34.4	4.5
Other operating expenses	0.8	2.1	0.8
Operating profit	1.0	(6.9)	56.9
Goodwill amortization	0.0	0.0	0.0
Net result from associated companies	2.2	0.2	3.2
Interest and similar income	29.4	30.9	28.5
Interest and similar expenses	**0.0**	**0.0**	**0.2**
Impairment charges against financial assets	**0.0**	**0.4**	**0.0**
Profit before taxes	**32.6**	**23.8**	**88.4**
Income taxes	14.5	9.9	35.3
Profit after taxes	**18.1**	**13.9**	**53.1**
Of which:			
Attributable to minority interests	**0.4**	**0.4**	**0.1**
Attributable to Group shareholders (Group net profit)	**17.7**	**13.5**	**53.0**
Earnings per share (€)	**0.01**	**0.01**	**0.04**
EBITDA	**89.3**	**64.0**	**87.9**

Consolidated statement of cash flows Millions of €

	First quarter 2006	Fourth quarter 2005	First quarter 2005
Profit after taxes	**18.1**	**13.9**	**53.1**
Depreciation and amortization of non-current assets	88.1	71.3	30.8
Interest income, net	(29.4)	(30.9)	(28.3)
Income taxes	14.5	9.9	35.3
Result from disposals of non-current assets	0.3	(0.3)	0.2
Net result from associated companies	(2.2)	(0.2)	(3.2)
Changes in working capital and in pension provisions	54.1	(111.5)	(9.7)
Income taxes paid	(33.6)	(31.9)	(32.3)
Interest paid and received, and dividends received	39.8	36.9	35.3
Net cash provided by/(used for) operating activities	**149.7**	**(42.8)**	**81.2**
Capital expenditure on non-current assets	(133.1)	(159.1)	(33.5)
Proceeds from the sale of non-current assets	0.3	1.6	1.7
Net change in short-term investments (exceeding 3 months to maturity) and in marketable securities	(47.6)	186.4	5.7
Net cash (used for)/provided by investing activities	**(180.4)**	**28.9**	**(26.1)**
Net cash provided by/(used for) financing activities	**0.0**	**(0.1)**	**0.0**
Net (decrease)/increase in cash and cash equivalents (up to 3 months to maturity)	(30.7)	(14.0)	55.1
Cash and cash equivalents (up to 3 months to maturity) at the start of the period	457.9	471.9	271.2
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	427.2	457.9	326.3

Segment information (IFRS basis) Millions of €

	First quarter 2006	Fourth quarter 2005	First quarter 2005
Germany			
Net revenues	500.7	472.0	452.5
Gross margin	339.0	324.5	311.8
EBITDA	**109.1**	**100.8**	**102.9**
Rest of Europe			
Net revenues	88.6	84.5	59.7
Gross margin	26.3	33.9	29.5
EBITDA	**(20.7)**	**(37.6)**	**(15.2)**
Consolidation			
Net revenues	(4.1)	(4.8)	(3.4)
EBITDA	**0.9**	**0.8**	**0.2**
Total			
Net revenues	585.2	551.7	508.8
Gross margin	361.2	356.2	338.1
EBITDA	**89.3**	**64.0**	**87.9**

Net changes in non-current assets Millions of €

	Jan. 1, 2006	Additions	Disposals	Reclassifications	Depreciation and amortization	Mar. 31, 2006
Intangible assets						
Goodwill	1 248.2	0.0	0.0	0.0	0.0	1 248.2
Other intangible assets	251.4	106.9	0.4	0.0	69.2	288.7
	1 499.6	**106.9**	**0.4**	**0.0**	**69.2**	**1 536.9**
Property, plant and equipment	**212.1**	**26.2**	**0.3**	**0.0**	**18.9**	**219.1**
Financial assets	**71.2**	**2.3**	**3.0**	**0.0**	**0.0**	**70.5**

Customers Millions

	Mar. 31, 2006	Mar. 31, 2005
Registered customers	**14.25**	**13.57**
Germany	**11.97**	**11.49**
Of which: In DSL tariffs	4.87	3.52
Rest of Europe	**2.28**	**2.08**
Of which: In DSL tariffs	0.72	0.41

Darmstadt, May 9, 2006
T-Online International AG
Board of Management



Rainer Beaujean



Veronika Altmeyer



Jens Becker



Burkhard Graßmann



Thomas Hille



Andreas Kindt

Address
T-Online International AG
Postfach 10 11 52
64211 Darmstadt, Germany

Investor Relations
Telephone: 06151/680-2929
Telefax: 06151/680-299
Web site: www.t-online.de/ir
E-Mail: ir@t-online.net

Forum T-Aktie
Telephone: 0800 330 2100
Telefax: 0800 330 1100
E-Mail: forum-aktie@t-online.de

Note
This Group Interim Report is a translation of the original German version, which in case of doubt shall be definitive.